Condensed Interim Consolidated Financial Statements
Nuvei Corporation
(Unaudited)
For the three and nine months ended September 30, 2021 and 2020
(in thousands of US dollars)

Nuvei Corporation
Consolidated Statements of Financial Position
(Unaudited)

(in thousands of US dollars)
	Notes	September 30, 2021	December 31, 2020
		$	$
Assets

Current assets
Cash		288,734	180,722
Trade and other receivables	5	43,276	32,055
Inventory		419	80
Prepaid expenses		6,920	4,727
Income taxes receivable		4,156	6,690
Current portion of advances to third parties	6	4,630	8,520
Current portion of contract assets		1,524	1,587

Total current assets before segregated funds		349,659	234,381
Segregated funds		592,388	443,394

Total current assets		942,047	677,775

Non-current assets
Advances to third parties	6	21,040	38,478
Property and equipment		16,750	16,537
Intangible assets	4, 7	756,593	524,232
Goodwill	4, 7	1,133,864	969,820
Deferred tax assets		13,472	3,785
Contract assets		1,063	1,300
Processor deposits		5,562	13,898
Other non-current assets		3,017	1,944

Total Assets		2,893,408	2,247,769

Nuvei Corporation
Consolidated Statements of Financial Position
(Unaudited)

(in thousands of US dollars)
	Notes	September 30, 2021	December 31, 2020
Liabilities

Current liabilities
Trade and other payables	8	98,492	64,779
Income taxes payable		22,319	7,558
Current portion of loans and borrowings	9	8,485	2,527
Other current liabilities		10,110	7,132

Total current liabilities before due to merchants		139,406	81,996
Due to merchants		592,388	443,394

Total current liabilities		731,794	525,390

Non-current liabilities
Loans and borrowings	9	501,385	212,726
Deferred tax liabilities		75,320	50,105
Other non-current liabilities		7,757	1,659

Total Liabilities		1,316,256	789,880

Equity

Equity attributable to shareholders
Share capital	10	1,644,611	1,625,785
Contributed surplus		38,688	11,966
Deficit		(119,557)	(211,042)
Accumulated other comprehensive income		2,359	22,470

		1,566,101	1,449,179
Non-controlling interest		11,051	8,710

Total Equity		1,577,152	1,457,889

Total Liabilities and Equity		2,893,408	2,247,769
Contingencies	18
Subsequent events	19
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Consolidated Statements of Profit or Loss and Comprehensive Income or loss
(Unaudited)
For the three and nine months ended September 30

(in thousands of US dollars, except for per share amounts)

		Three months ended September 30		Nine months ended September 30
		2021	2020	2021	2020
	Notes	$	$	$	$
Revenue	11	183,932	93,755	512,651	260,319
Cost of revenue	11	38,332	17,007	98,640	45,736
Gross profit		145,600	76,748	414,011	214,583

Selling, general and administrative expenses	11	106,076	60,776	290,382	166,535
Operating profit		39,524	15,972	123,629	48,048

Finance income	12	(538)	(1,375)	(2,309)	(4,170)
Finance costs	12	5,131	101,255	11,878	156,597
Net finance costs		4,593	99,880	9,569	152,427
Loss (gain) on foreign currency exchange		727	(9,544)	1,973	17,889
Income (loss) before income tax		34,204	(74,364)	112,087	(122,268)

Income tax expense		6,202	3,505	17,381	3,979
Net income (loss)		28,002	(77,869)	94,706	(126,247)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss
Foreign operations – foreign currency translation differences		(9,572)	(8,849)	(20,111)	14,461
Comprehensive income (loss)		18,430	(86,718)	74,595	(111,786)

Net income (loss) attributable to:
Common shareholders of the Company		26,841	(78,579)	91,485	(127,956)
Non-controlling interest		1,161	710	3,221	1,709
		28,002	(77,869)	94,706	(126,247)

Comprehensive income (loss) attributable to:
Common shareholders of the Company		17,269	(87,428)	71,374	(113,495)
Non-controlling interest		1,161	710	3,221	1,709
		18,430	(86,718)	74,595	(111,786)

Net income (loss) per share	13
Net income (loss) per share attributable to common shareholders of the Company
Basic		0.19	(0.88)	0.66	(1.49)
Diluted		0.19	(0.88)	0.64	(1.49)
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Consolidated Statements of Cash Flows
(Unaudited)
For the nine months ended September 30

(in thousands of US dollars)

		2021	2020
	Notes	$	$
Cash flow from operating activities
Net Income (Loss)		94,706	(126,247)
Adjustments for:
Depreciation of property and equipment		4,276	4,142
Amortization of intangible assets		60,614	47,122
Amortization of contract assets		1,585	1,697
Share-based payments		20,245	7,207
Net finance costs	12	9,569	152,427
Loss on foreign currency exchange		1,973	17,889
Impairment on disposal of a subsidiary	4b	—	338
Income tax expense		17,381	3,979
Changes in non-cash working capital items	17	15,386	(6,713)
Interest paid		(9,559)	(42,293)
Income taxes paid		(14,291)	(10,579)
		201,885	48,969
Cash flow from (used in) investing activities
Business acquisitions, net of cash acquired	4a	(387,654)	—
Proceeds from the sale of a subsidiary, net of cash	4b	—	19,045
Decrease (increase) in other non-current assets		9,756	(1,080)
Net decrease in advances to third parties	6	7,924	2,127
Acquisition of property and equipment		(3,564)	(1,701)
Acquisition of intangible assets		(13,963)	(10,570)
		(387,501)	7,821
Cash flow from (used in) financing activities
Proceeds from loans and borrowings	9	300,000	—
Transaction costs related to loans and borrowings		(5,373)	(293)
Proceeds from exercise of stock options	10	6,499	—
Proceeds from issuance of subordinate voting shares		—	758,597
Transaction costs from issuance of common shares		(74)	(38,561)
Repayment of convertible debentures from shareholders		—	(93,384)
Repayment of loans and borrowings		—	(642,786)
Payment of lease liabilities		(1,962)	(1,795)
Dividend paid by subsidiary to non-controlling interest		(880)	(600)
		298,210	(18,822)
Effect of movements in exchange rates on cash		(4,582)	1,386
Net increase in cash		108,012	39,354
Cash – Beginning of period		180,722	60,072
Cash – End of period		288,734	99,426
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Consolidated Statements of Changes in Equity
(Unaudited)
For the nine months ended September 30

(in thousands of US dollars)

		Attributable to shareholders of the Company				Non- Controlling interest	Total equity
	Notes	Share capital	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)
		$	$	$	$	$	$

Balance as at January 1, 2020		450,523	1,603	(104,812)	(10,385)	7,090	344,019

Contributions and distributions
Share issuance		920,328	—	—	—	—	920,328
Share redemption		(1)	—	—	—	—	(1)
Exercise of stock options		193	—				193
Equity-settled share-based payments		—	7,164	—	—	—	7,164
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(600)	(600)
Net loss and comprehensive loss		—	—	(127,956)	14,461	1,709	(111,786)

Balance as at September 30, 2020		1,371,043	8,767	(232,768)	4,076	8,199	1,159,317

Balance as at January 1, 2021		1,625,785	11,966	(211,042)	22,470	8,710	1,457,889

Contributions and distributions
Share issuance	10	9,961	—	—	—	—	9,961
Exercise of stock options	10, 16	8,865	(2,366)	—	—	—	6,499
Equity-settled share-based payments	11	—	20,245	—	—	—	20,245
Tax effect - equity-settled share-based payments		—	8,843	—	—	—	8,843
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(880)	(880)
Net income and comprehensive income		—	—	91,485	(20,111)	3,221	74,595

Balance as at September 30, 2021		1,644,611	38,688	(119,557)	2,359	11,051	1,577,152
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)
1. Reporting entity
Nuvei Corporation (“Nuvei” or the “Company”) is a global provider of payment technology solutions to merchants and partners in North America, Europe, Asia Pacific and Latin America and is domiciled in Canada with its registered office located at 1100 René-Lévesque Blvd., 9th floor, Montreal, Quebec, Canada. Nuvei is the ultimate parent of the group and was incorporated on September 1, 2017 under the Canada Business Corporations Act (“CBCA”)
The Company’s Subordinate Voting Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “NVEI”. On October 6, 2021, the Company's shares were listed on the Nasdaq Global Select Market ("Nasdaq") under the symbol "NVEI". Following the Nasdaq listing, on October 13, 2021, Nuvei voluntarily delisted its "NVEI.U" US dollar ticker on the TSX. Nuvei's subordinate voting shares continue to trade on the TSX in Canadian dollars under the symbol "NVEI".
2. Basis of preparation and consolidation
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Certain information and disclosures have been omitted or condensed. The accounting policies and methods of computation described in the annual audited consolidated financial statements were applied consistently in the preparation of these condensed interim consolidated financial statements. Accordingly, these condensed interim consolidated financial statements should be read together with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2020.
Certain comparative figures related to foreign currency exchange gains or losses have been reclassified to conform with the presentation for the current year. Accordingly, for the three months ended September 30, 2020, a foreign currency exchange gain of $10,322 included in net finance costs and a foreign currency exchange loss of $778 included in Selling, general and administrative expenses (“SG&A”) were reclassified to loss (gain) on foreign currency exchange in the consolidated statement of profit or loss. For the nine months ended September 30, 2020, a foreign currency exchange loss of $14,771 included in net finance costs and a foreign currency exchange loss of $3,118 included in Selling, general and administrative expenses (“SG&A”) were reclassified to Loss (gain) on foreign currency exchange in the consolidated statement of profit or loss. These reclassifications had no impact on net income or net income per share. The Company believes this will provide more relevant information on foreign currency exchange and improve comparability of SG&A expenses and net finance costs in the consolidated statement of profit or loss.
These condensed interim consolidated financial statements were authorized for issue by the Company’s Board of Directors on November 9, 2021.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)
Operating segments
The Company has one reportable segment for the provision of payment technology solutions to merchants and partners in North America, Europe, Asia Pacific and Latin America.
Seasonality of interim operations
The operations of the Company can be seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full year or any future period.
Estimates, judgments and assumptions
The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The significant estimates, judgments and assumptions made by management are the same as those applied and described in the Company’s audited annual consolidated financial statements for the year ended December 31, 2020 except those described below. Actual results may differ from these estimates, judgments and assumptions.
COVID-19 impact on judgments, assumptions and estimation uncertainties
The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The impact and duration of the COVID-19 pandemic are difficult to assess or predict.
The spread of COVID-19 has caused us to modify our business practices to help minimize the risk of the virus to our employees, our partners, our merchants and their customers, and the communities in which we do business. The negative impact of the COVID-19 pandemic on our business and the condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 has been limited. The extent and continued impact of the COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted. Accordingly, there is a higher level of uncertainty with respect to management’s judgments, assumptions and estimates.
Expense recognition of share-based payments with performance conditions
The expense recognized for share-based payments for which the performance conditions have not yet been met is based on an estimation of the probability of achieving the performance conditions which is difficult to predict, as well as the timing of their achievement. The final expense is only determinable when the outcome is known.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)
3. Significant accounting policies and other changes in the current reporting period
The accounting policies used in these interim financial statements are consistent with those applied by the Company in its December 31, 2020 audited annual consolidation financial statements excepts for those described below.
Share-based payments with performance conditions
The Company has granted stock options and performance share units (“PSU”) that vest upon reaching certain performance conditions. At the grant date, the Company assesses whether those performance conditions are market or non-market conditions. Market conditions are considered in the fair value estimate on the grant date and this fair value is not revised subsequently. For non-market conditions, the Company estimates the expected outcome of the performance targets and how many options and PSUs are expected to vest. The Company revises those estimates and related expense until the final outcome is known.
New accounting standards and interpretations issued but not yet adopted
The IASB has issued new standards and amendments to existing standards which are applicable to the Company in future periods beginning on January 1, 2022 or later. There were no significant updates to the standards and interpretations issued but not yet adopted described in the annual audited consolidated financial statements.
4. Business combinations
a)Acquisitions
If the final purchase price allocation for a business combination is incomplete, the Company will report provisional amounts for the items for which the accounting is incomplete. Provisional amounts are adjusted during the measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amount recognized at that date. The measurement period is the period from the acquisition date to the date the Company obtains complete information about facts and circumstances that existed as of the acquisition date and is subject to a maximum of one year. Acquisition cost are expensed and recorded under selling, general and administrative expenses in the consolidated statement of profit or loss and comprehensive income or loss.
Base Commerce LLC
On January 1, 2021, the Company acquired substantially all of the net assets of Base Commerce LLC (“Base”), a technology-driven payment processing company specializing in bank card and automated clearing house payment processing solutions. The purchase price for this acquisition totaled $92,678. The remaining amount consists of a contingent consideration of $3,004 which is contingent upon meeting certain performance metrics. Since the initial purchase price allocation was estimated, contingent consideration has been reduced by $4,000 and trade and other payables have increased by $650 and those adjustments have been reflected as an adjustment of $3,350 to goodwill.
To finance the cash consideration noted above, on December 31, 2020, the Company increased its credit facility by amending its credit agreement to add a term loan of $100,000.
Base contributed revenues of $41,517 to the Company for the period from the acquisition date to September 30, 2021. Acquisition costs of $268 have been expensed during the nine months ended September 30, 2021.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)
Mazooma Technical Services Inc.
On August 3, 2021, the Company acquired 100% of the shares of Mazooma Technical Services Inc. (“Mazooma”), a North American payments provider with instant bank-to-bank payments for pay-ins and payouts and real time payments for accelerated withdrawals. The purchase price including closing adjustment for this acquisition totaled $68,342 thousands Canadian dollars ($54,503). The initial consideration included a cash amount of $54,063 thousands Canadian dollars ($43,116) and $14,278 thousands Canadian dollars ($11,387) paid with the issuance of 138,522 Subordinate Voting Shares to the sellers. The purchase price also includes contingent consideration of up to a total maximum consideration, including the initial consideration of $400,000 thousands Canadian dollars ($315,433). The contingent consideration is subject to meeting certain performance metric over a three-year period. At the acquisition date, the fair value of the contingent consideration was estimated to be nil.
Mazooma contributed revenues of $395 to the Company for the period from the acquisition date to September 30, 2021. Acquisition costs of $1,106 have been expensed during the nine months ended September 30, 2021.
SimplexCC Ltd.
On September 1, 2021, the Company acquired 100% of the shares of SimplexCC Ltd. (“Simplex”), a payment solution provider to the digital asset industry connecting market participants including exchanges, brokers, wallet and liquidity providers, for a total cash consideration of $290,574 including $40,574 relating to working capital and closing adjustments.
Simplex contributed revenues of $3,606 to the Company for the period from the acquisition date to September 30, 2021. Acquisition costs of $1,038 have been expensed during the nine months ended September 30, 2021.
Paymentez LLC.
On September 1, 2021, the Company acquired 100% of the shares of Paymentez LLC (“Paymentez”), a South American payments providers, for a total cash consideration of $24,459 .
Paymentez contributed revenues of $236 to the Company for the period from the acquisition date to September 30, 2021. Acquisition costs of $351 have been expensed during the nine months ended September 30, 2021.
To finance the cash consideration of the Mazooma, Simplex and Paymentez acquisitions noted above, on June 18, 2021, the Company increased its credit facility by amending its credit agreement to add a term loan of $300,000.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)
Purchase Price Allocation
The following table summarizes the preliminary amounts of assets acquired and liabilities assumed at the acquisition date for all acquisitions in the period:

	Base $	Mazooma $	Simplex $	Paymentez $
Assets acquired
Cash	744	5,369	52,832	1,224
Segregated funds	122,139	18,506	3,632	94
Trade and other receivables	8,481	809	3,641	323
Prepaid expenses	42	238	—	—
Property and equipment	160	—	428	29
Processor deposits	1,385	—	—	—
Other non-current assets	—	—	—	1,109
Intangible assets
Trademarks	2,221	—	—	—
Technologies	8,645	22,076	105,435	9,207
Partner and merchant relationships	45,165	15,158	55,422	5,300
Goodwill[1]	31,849	28,069	105,243	10,224
	220,831	90,225	326,633	27,510
Liabilities assumed
Trade and other payables	(6,014)	(290)	(6,104)	(1,287)
Other current liabilities	—	(1,763)	—	—
Due to merchants	(122,139)	(18,506)	(3,632)	(94)
Income taxes payable	—	(5,565)	(5,367)	(156)
Deferred tax liabilities	—	(9,598)	(20,956)	(15)
Other non-current liabilities	—	—	—	(1,499)
	92,678	54,503	290,574	24,459
Total consideration
Cash paid	89,674	43,116	290,574	24,459
Equity issuance	—	11,387	—	—
Contingent consideration	3,004	—	—	—
	92,678	54,503	290,574	24,459
1 Goodwill arising from the Base and Paymentez acquisitions is deductible for tax purposes. Goodwill mainly consists of future growth, assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)
b)Disposal of subsidiary
In May 2020, the Company disposed of CreditGuard, a wholly owned subsidiary of the Company, to the MAX group, for $21,108 including adjustments of $1,108. The measurement of the assets and liabilities of CreditGuard at fair value less cost to sell resulted in an impairment of $338 being recognized in selling, general and administrative expenses in the nine months ended September 30, 2020.
Assets and liabilities sold comprise the following:

$

Goodwill	7,664
Intangible assets	9,689
Trade and other receivables	1,673
Other assets	1,864
Assets disposed	20,890
Accounts payable and accrued liabilities	779
Other liabilities	728
Liabilities disposed	1,507
Cash proceeds, net of $2,063 in cash	19,045
5. Trade and other receivables

	September 30, 2021	December 31, 2020
	$	$
Trade receivables	40,338	26,657
Investment tax credits	666	805
Other receivables	2,272	4,593
Total	43,276	32,055

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)
6. Advances to third parties
Advances to third parties comprise the following:

	September 30, 2021	December 31, 2021
	$	$
Advances to a third party independent sales organization	25,502	46,680
Other	168	318
	25,670	46,998

Current portion	(4,630)	(8,520)
Long-term portion	21,040	38,478
The movement in the advances to a third party independent sales organization is as follows:

Nine months ended
September 30, 2021
$
Balance, beginning of period	46,680
Interest on advances to third parties	2,218
Merchant residuals received	(7,774)
Fair value true-up	91
Settlement of advances to a third party*	(15,713)
Balance, end of period	25,502
* In accordance with the agreements, these advances to a third party were settled in exchange for a fixed portfolio of merchant contracts upon expiry of the minimum guarantee for the first three years. The portfolio of merchant contracts was recognized at the fair value of the advance to a third party on the date of settlement as an intangible asset, under partner and merchant relationships.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)
7. Intangible assets and goodwill

	Computer software	Trademarks	Technologies	Partner and merchant relationships	Total intangible assets	Goodwill
	$	$	$	$	$	$
Cost:
Balance at December 31, 2020	48,115	9,323	260,002	357,332	674,772	969,820
Acquisitions – internally developed	17,784	—	44	—	17,828	—
Acquisition through business combinations	7	2,221	145,356	121,045	268,629	175,385
Settlement of advances to a third party	—	—	—	15,713	15,713	—
Effect of movements in exchange rates	(6)	—	(3,628)	(5,952)	(9,586)	(11,341)
Balance at September 30, 2021	65,900	11,544	401,774	488,138	967,356	1,133,864

Accumulated amortization
Balance at December 31, 2020	21,334	7,746	22,444	99,017	150,541	—
Depreciation	8,600	793	15,299	35,922	60,614	—
Effect of movements in exchange rates	(27)	—	(158)	(207)	(392)	—
Balance at September 30, 2021	29,907	8,539	37,585	134,732	210,763	—

Carrying amounts
At December 31, 2020	26,781	1,577	237,558	258,316	524,232	969,820
At September 30, 2021	35,993	3,005	364,189	353,406	756,593	1,133,864

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)
8. Trade and other payables
Trade and other payables comprise the following:

	September 30, 2021	December 31, 2020
	$	$
Trade payables	25,583	20,307
Accrued bonuses and other compensation-related liabilities	31,284	13,541
Sales tax	10,213	6,073
Interest payable	794	1,212
Due to processors	6,170	3,644
Due to merchants not related to segregated funds	13,257	14,823
Other accrued liabilities	11,191	5,179
	98,492	64,779
9. Loans and borrowings
The terms and conditions of the Company’s loans and borrowings are as follows:

		September 30, 2021		December 31, 2020
	Notes	Facility	Carrying amount	Facility	Carrying amount
		$	$	$	$
Amended and Restated Credit Facility	(a), (b)
First lien credit facilities
Term loan facilities		511,971	502,378	211,971	206,481
Revolving credit facility		385,000	—	100,000	—
Total credit facilities			502,378		206,481

Lease liabilities			7,492		8,772
			509,870		215,253
Current portion of loans and borrowings			(8,485)		(2,527)
Loans and borrowings			501,385		212,726
Loans and borrowings are presented net of unamortized transaction costs. Transaction costs relating to the issuance of loans and borrowings are amortized over the term of the debt using the effective interest rate method.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)
a)Amended and restated credit facility
On June 18, 2021, the Company renegotiated the terms of its credit facility to reduce the interest rate and increase the total financing capacity available under that facility from $211,971 to $511,971 in the form of term loans and from $100,000 to $350,000 in the form of a revolving facility. Outstanding principal of the term loan will be payable quarterly at an annual rate of 1.00% and the remaining balance will be payable at maturity which remained unchanged at September 28, 2025. The maturity of the revolving facility was extended by one year to September 28, 2024. There was no change to the guarantees and covenants of the credit facility arrangement. This amendment was treated as a debt modification and did not result in any gain or loss on debt modification. Concurrently with the agreement, the company has borrowed $300,000 under the amended term loan facility, which was recorded net of the associated transaction costs of $5,373.
i)Loans drawn in US dollars under the First Lien Credit facilities bear interest at the ABR1 plus 1.50% (December 31, 2020 – 3.00%) or the adjusted eurocurrency2 rate plus 2.50% (December 31, 2020 – 4.00%). As at September 30, 2021, the outstanding Term loan facilities interest rate was 3.00% (December 31, 2020 – 4.75%).
ii)Loans drawn in Canadian dollars under the First Lien Credit facilities bear interest at the Canadian prime rate plus 1.50% or banker’s acceptance rate plus 2.50%. As at September 30, 2021 and December 31, 2020 there was no loan denominated in Canadian dollars.
iii)In case the LIBOR is no longer available following the benchmark reform and if the LIBOR is replaced by the Term Secured Overnight Financing Rate (“SOFR”), the LIBOR for the interest computation shall be replaced by the sums of: a) Term SOFR; and b) 0.11% for interest period of one-month, 0.26% for interest period of three months or 0.43% for interest period of six months; or if the LIBOR is replaced by the Daily SOFR, by the sums of: a) Daily simple SOFR; and b) 0.26%.

On September 28, 2021 the Company renegotiated the terms of its credit facility to increase the total financing capacity available under the revolving facility from $350,000 to $385,000.
b)Guarantees and covenants
Borrowings under the facilities are secured by all current and future assets of the Company and its existing and future subsidiaries. The continued availability of the first lien credit facilities is subject to the Company’s ability to maintain a total leverage ratio of less than or equal to 8.00 : 1.00 for period ending December 31, 2020 and September 30, 2021, with the ratio decreasing year over year every October 1, until it reaches 6.50 : 1.00 for the period after September 30, 2023. The total leverage ratio considers the Company’s total debt, calculated as long-term debt less unrestricted cash. The Company is in compliance with all applicable covenants as at September 30, 2021 and December 31, 2020.
10. Share capital
The Company issued 1,122,515 Subordinate Voting Shares for a cash consideration of $6,499 during the nine months ended September 30, 2021 following the exercise of stock options. The Company also issued 138,522 Subordinate Voting Shares as a partial consideration for the Mazooma acquisition for a fair value of $11,387.
1    The Alternate Base Rate is defined as a rate per annum equal to the higher of a) Federal funds effective rate + 0.5%;
b) LIBOR plus 1%; c) Prime rate; and d) 1.50% (2020 – 1.75%).
2    The adjusted Eurocurrency rate is defined as an interest rate per annum equal to the greater of: a) the Eurocurrency rate multiplied by the Statutory Reserve rate and b) 0.50% (2020 – 0.75%).

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)
The Company also recognized $1,426 of share issuance cost related to the US Nasdaq listing, that was completed on October 8, 2021, for cost incurred prior to the quarter-end.
There were 16,183,189 Multiple Voting Shares converted to Subordinate Voting Shares during the nine months ended September 30, 2021 as a result of two bought deal secondary offerings.
There were 76,064,619 Multiple Voting Shares and 63,368,863 Subordinate Voting Shares outstanding as at September 30, 2021.
Prior to the completion of the TSX listing in the third quarter of 2020, a reorganization of the Company's share capital occurred. Refer to note 17 of the audited annual consolidation financial statements for more information.
11. Revenue and expenses by nature

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
	$	$	$	$
Revenue
Merchant transaction and processing services revenue	181,655	91,615	506,007	253,559
Other revenue	2,277	2,140	6,644	6,760
	183,932	93,755	512,651	260,319
Cost of revenue
Processing cost	37,098	15,790	95,263	41,821
Cost of goods sold	1,234	1,217	3,377	3,915
	38,332	17,007	98,640	45,736
Selling, general and administrative expenses
Commissions	31,867	17,396	97,108	49,307
Depreciation and amortization	23,152	16,931	64,890	51,264
Employee compensation	30,597	15,129	74,634	42,847
Professional fees	3,054	2,835	16,496	7,439
Share-based payments	11,187	6,472	20,245	7,207
Transaction losses	446	631	1,601	2,103
Contingent consideration adjustment	—	(784)	—	(2,054)
Other	5,773	2,166	15,408	8,422
	106,076	60,776	290,382	166,535

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)
12. Net finance costs

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
	$	$	$	$
Finance income
Interest on advances to third parties	(538)	(1,375)	(2,309)	(4,170)

Finance costs
Interest on loans and borrowings (excluding lease liabilities)	5,009	35,124	11,460	64,424
Change in redemption amount of liability-classified Class A common shares	—	57,978	—	73,429
Change in redemption amount of subsidiary’s preferred shares	—	974	—	3,009
Interest on unsecured debentures	—	7,007	—	15,503
Interest expense on lease liabilities	92	173	297	230
Other interest expense	30	(1)	121	2
	5,131	101,255	11,878	156,597

Net finance costs	4,593	99,880	9,569	152,427
13. Net income (loss) per share
Prior to the TSX listing on September 22, 2020, the Company had three categories of potential dilutive securities: convertible liability-classified shares, unsecured convertible debentures due to shareholders and stock options. Since the TSX listing, stock options, Restricted Share Units (“RSUs”) and PSUs are considered to be potentially dilutive.
Diluted net income (loss) per share excludes all dilutive potential shares if their effect is anti-dilutive. For the three months and nine months ended September 30, 2021, anti-dilutive stock options, RSUs and PSUs were excluded from the calculation of diluted net income per share. As a result of net loss incurred for the three and nine months ended September 30, 2020, the potential dilutive securities have been excluded from the calculation of diluted loss per share because including them would be anti-dilutive.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
	$	$	$	$
Net income (loss) attributable to common shareholders of the Company (basic and diluted)	26,841	(78,579)	91,485	(127,956)
Weighted average number of common shares outstanding – basic*	139,252,523	89,217,178	138,728,421	86,153,927
Effect of dilutive securities	4,753,928	—	4,723,749	—
Weighted average number of common shares outstanding – diluted*	144,006,451	89,217,178	143,452,170	86,153,927
Net income (loss) per share attributable to common shareholders of the Company:
Basic	0.19	(0.88)	0.66	(1.49)
Diluted	0.19	(0.88)	0.64	(1.49)
*The weighted average number of common shares outstanding prior to the TSX listing has been adjusted to take into consideration the Reorganization described in Note 17 of the audited consolidated financial statements.
14. Related party transactions
Transactions with key management personnel
Key management personnel compensation comprises the following:

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
	$	$	$	$
Salaries and short-term employee benefits	1,261	1,041	4,006	2,835
Share-based payments	4,585	4,979	8,453	5,506
	5,846	6,020	12,459	8,341

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)
Other related party transactions

		Transaction value
		Three months ended September 30		Nine months ended September 30
		2021	2020	2021	2020
		$	$	$	$
Expenses – Travel	(i)	—	479	271	1,418
Unsecured convertible debentures due to shareholders	(ii)	—	7,005	—	15,503
		—	7,484	271	16,921
(i)In the normal course of operations, the Company receives services from a company owned by a shareholder of the Company. The services received consist of travel services.
(ii)In August 2019, unsecured convertible debentures were issued by the Company to certain shareholders. As part of the TSX listing in September 2020, an amount of $30,180 in principal amount and accrued interest on the unsecured convertible debentures was converted into Class A common shares of the Company, and the remaining balance was repaid with the cash proceeds of the TSX listing.
15. Determination of fair values
Certain of the Company’s accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.
Financial assets and financial liabilities
In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:
•Level 1: defined as observable inputs such as quoted prices in active markets.
•Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.
The Company has determined that the carrying amounts of its current financial assets and financial liabilities approximate their fair value given the short-term nature of these instruments.
The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)
As at September 30, 2021 and December 31, 2020, financial instruments measured at fair value in the condensed interim consolidated statements of financial position were as follows:

	Notes	Fair value hierarchy	September 30, 2021	December 31, 2020
			$	$
Advances to a third party independent sales organization	6	Level 3	25,502	46,680
Loan Payment Pro (“LPP”) put option liability		Level 3	786	1,036
Investments		Level 3	1,148	1,148
Investments		Level 1	1,112	1,093
Contingent considerations	4	Level 3	3,004	—
The following table presents the changes in level 3 items for the nine months ended September 30, 2021:

	Advances to a third party independent sales organization	LPP put option liability	Investments	Contingent considerations
	$	$	$	$
Balance at January 1, 2021	46,680	1,036	1,148	—
Business combinations	—	—	—	3,004
Merchant residuals received, net of interest on advances to third parties	(5,556)	—	—	—
Settlement of advances to a third party	(15,713)	—	—	—
Fair value true-up	91	(250)	—	—

Balance at September 30 2021	25,502	786	1,148	3,004
Below are the assumptions and valuation methods used in the level 3 fair value measurements:
•the fair value of the advances to a third party independent sales organization was determined by calculating the present value of the future estimated cash flows over the term of the agreements. There has been no material change to the assumptions used as at December 31, 2020.
•the fair value assumptions for the LPP put option liability is determined using the Black-Scholes method; the main assumption is the fair value of the units in LPP which is determined to be $13,128 as at September 30, 2021; and

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)
•Contingent considerations include the Base and the Mazooma contingent consideration. The fair value of contingent considerations is determined using the calculation in the purchase agreement. The main assumption is the forecast of expected future cashflows. Changes made to the initial purchase price allocation of Base to reflect facts and circumstances that existed at the acquisition date are disclosed in note 4.
16. Share-based payment arrangements
The Omnibus Incentive Plan permits the Board of Directors to grant awards of options, RSUs, PSUs and Deferred Share Units (“DSUs”) to eligible participants.
RSUs and DSUs will be settled by the issuance of shares at the exercise date. DSUs vest immediately as they are granted for past services. The RSUs will vest over a three-year period.
The table below summarizes the changes in the outstanding RSUs, PSUs, DSUs, and stock options for the nine months ended September 30, 2021:

				Stock options
	Restricted share units	Performance share units	Deferred share units	Quantity	Weighted average exercise price
					$
Outstanding, beginning of period	—	—	3,076	6,970,505	16.59
Forfeited	—	—	—	(207,430)	26.70
Granted	208,948	730,169	5,537	1,163,892	106.23
Exercised	—	—	—	(1,122,515)	5.79

Outstanding, end of period	208,948	730,169	8,613	6,804,452	33.40

Exercisable, end of period	—	—	8,613	2,395,402	6.06

Granted - Weighted average grant date fair value	$85.20	$113.53	$74.10	$36.02
The fair value of options issued for the nine months ended September 30, 2021, was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Share price	$106.23
Exercise price	$106.23
Risk-free interest rate	0.79%
Expected volatility	34.1%
Dividend yield	—
Expected term	5.7 years

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2021 and 2020

(in thousands of US dollars, except for per share amounts)
The RSUs and DSUs fair value is determined by using the quoted share price on the date of issuance. During the nine months ended September 30, 2021, 214,286 stock options and 730,169 PSUs awarded included performance conditions and the right to these units will vest upon meeting the related performance criteria. The market condition associated with the PSUs was considered using a Monte Carlo simulation to estimate the Company’s potential future share price. The main assumption of the simulation is the expected volatility of the share price which was determined to be 32.5%. The fair value of the options with non-market performance conditions is determined using a Black-Scholes option pricing model and are included in the weighted average assumptions above.
17. Supplementary cash flow disclosure

	Nine months ended September 30
	2021	2020
	$	$
Changes in non-cash working capital items:
Trade and other receivables	2,033	(476)
Inventory	(339)	169
Prepaid expenses	(1,913)	307
Contract assets	(1,273)	(1,580)
Trade and other payables	18,125	3,158
Other current and non-current liabilities	(1,247)	(8,291)
	15,386	(6,713)
18. Contingencies
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. Management does not expect that the resolution of those matters, either individually or in the aggregate, will have a material effect on the Company’s Condensed Interim Consolidated Financial Statements.
19. Subsequent events
On October 6, 2021, the Company's Subordinate Voting Shares were approved for listing and started trading on the Nasdaq under the symbol "NVEI". Nuvei's shares continue to trade on the TSX in Canadian dollars under the symbol "NVEI".
On October 8, 2021, the Company closed its initial public offering in the United States, including the full exercise of the over-allotment option, by issuing 3,450,000 Subordinate Voting Shares at a price of $123.14 for gross proceeds to the Company of $424,833.
After the quarter, the Company granted special awards consisting of 665,000 PSUs and 2,200,000 stock options to acquire Subordinate Voting Shares to its founder, chair and chief executive officer. The stock options and PSUs will incrementally vest over time if the share price increases by 50%, 100% and 150% over the share price on the grant date. The Company is still assessing the valuation of the grant and estimates that the fair value of the grant will range between $115,000 and $125,000.